Exhibit 1.01(a)

Newell Brands Inc.

Conflict Minerals Report For The Year Ended December 31, 2015

This Conflict Minerals Report of Newell Brands Inc.1 (“the Company”) for the calendar year ended December 31, 2015 is provided in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “1934 Act”), the instructions to Form SD, and the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014 (the “SEC Statement”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

This report outlines the steps the Company undertook in accordance with Rule 13p-1, Form SD, and the SEC Statement in connection with the existence of Conflict Minerals in products the Company manufactured or contracted to manufacture. The Company’s diligence measures were designed to adhere, in all material respects, to the internationally-recognized framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten (Second Edition OECD 2013) (the “OECD Framework”) for supply chain diligence relating to columbite-tantalite (coltan), cassiterite, gold, and wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”).

1.	Company Overview

The Company is a global marketer of consumer and commercial products that help people get more out of life every day, where they live, learn, work and play. The Company’s products are marketed under a strong portfolio of leading brands, including Sharpie®, Paper Mate®, Expo®, Prismacolor®, Mr. Sketch®, Elmer’s®, Parker®, Waterman®, Dymo®, Rubbermaid®, Contigo®, Goody®, Calphalon®, Irwin®, Lenox®, Rubbermaid Commercial Products®, Graco®, Aprica® and Baby Jogger®.

The Company’s five business segments and the key brands included in each segment are as follows:

[1]	On April 15, 2016, Jarden Corporation became a direct wholly-owned subsidiary of Newell Brands Inc., as a result of a series of merger transactions (the “Jarden Acquisition”). The Jarden Acquisition was effected pursuant to an Agreement and Plan of Merger, dated as of December 13, 2015, among Newell Rubbermaid Inc. (“Newell Rubbermaid”), Jarden, and two wholly-owned subsidiaries of Newell Rubbermaid. Following the Jarden Acquisition, Newell Rubbermaid was renamed Newell Brands Inc.

This Conflict Minerals Report relates solely to the operations of the Company as of December 31, 2015, and as such does not contain information with respect to the operations of Jarden for the year ended December 31, 2015.

Segment	Key Brands	Description of Primary Product Categories
Writing	Sharpie®, Paper Mate®, Expo®, Prismacolor®, Mr. Sketch®, Elmer’s®, X-Acto®, Parker®, Waterman®, Dymo® Office	Writing instruments, including markers and highlighters, pens and pencils; art products; activity-based adhesive and cutting products; fine writing instruments; labeling solutions

Home Solutions	Rubbermaid®, Contigo®, bubba®,Calphalon®, Levolor®, Goody®	Indoor/outdoor organization, food storage and home storage products; durable beverage containers; gourmet cookware, bakeware and cutlery; window treatments; hair care accessories

Tools	Irwin®, Lenox®, hilmorTM Dymo® Industrial	Hand tools and power tool accessories; industrial bandsaw blades; tools for HVAC systems; label makers and printers for industrial use

Commercial Products	Rubbermaid Commercial Products®	Cleaning and refuse products, hygiene systems, material handling solutions

Baby & Parenting	Graco®, Baby Jogger®, Aprica®, Teutonia®	Infant and juvenile products such as car seats, strollers, highchairs and playards

Supply Chain

The Company manufactures some of its products; the Company also outsources the manufacturing of some of its products and components of its products to third-party manufacturers. In both cases, the Company’s position in the supply chain is several levels removed from the actual sourcing of Conflict Minerals. The Company does not make purchases of raw ore or unrefined Conflict Minerals from the Democratic Republic of Congo or an “adjoining country” as defined in Form SD (collectively, the “Covered Countries”), nor does the Company source any products or components directly from the Covered Countries. As a result, the Company must rely upon its suppliers, and their multiple sub-suppliers, for information related to Conflict Minerals that may be contained in products the Company sells.

Due to the breadth of the Company’s products and global reach of its business, the Company has a complex supply chain that includes over 2,540 direct suppliers, with approximately 64% of the Company’s spend attributable to suppliers located outside of the United States. Its supply chain is managed by a global procurement team consisting of approximately 165 employees who oversee local and regional sourcing and supplier arrangements. Other key factors that increase the complexity of the Company’s efforts to gather information from within the supply chain include the following:

•	A significant portion of the Company’s suppliers are located in Asia, and many are still in the process of understanding and addressing the implications of the Conflict Minerals regulatory scheme. In addition, relatively few of the Company’s suppliers are registrants with the SEC. As a result, the Company found it necessary to provide its suppliers with a Conflict Minerals training program in order to develop their understanding of the topic.

•	As noted above, due to the nature of the Company’s products and manufacturing processes, the Company’s direct suppliers tend to be several tiers removed from the smelters processing minerals that may be present in the Company’s products. This necessitates a significant portion of the Company’s suppliers to engage in their own extensive due diligence efforts in order to provide information requested by the Company.

•	In many instances, the Company may be the only entity requesting Conflict Minerals information from a supplier. In these cases, despite the Company’s efforts, the supplier may view responding to requests as a lower priority, and as a result it may take additional time to provide the Company with the information needed in connection with its Conflict Minerals compliance efforts. In some cases, the supplier may not respond at all despite repeated requests to do so.

•	To the extent products and component parts are manufactured by third parties, the Company must place additional reliance on those third-party manufacturers to assist in the collection of the information necessary to comply with the requirements regarding the use of Conflict Minerals. Such third-party manufacturers, which are typically located in Asia, may lack the infrastructure, resources and knowledge to facilitate a Conflict Minerals compliance effort and will require additional assistance from the Company and/or others in order to do so. In some cases, third-party manufacturers may assert that such information is proprietary.

The complexities described above have increased the difficulty of the Company’s efforts to identify the existence, and potential sources of, Conflict Minerals in its products. In light of these challenges, the Company engaged a global professional services firm to assist in the development, design, and implementation of its Conflict Minerals compliance program. It has also diligently worked with its suppliers and third-party manufacturers to collect the information necessary to support its compliance program and this report.

Conflict Minerals Policy

The Company has adopted a Conflict Minerals policy which is publicly available on its website at http://www.newellbrands.com/OurCompany/DoBusinessWithUs/ForOurSuppliers/Pages/BusinessEthics-NewellBrands.aspx#Minerals.

2.	Reasonable Country of Origin Inquiry

This Section describes the Company’s Reasonable Country of Origin Inquiry (RCOI) for Conflict Minerals as required by Item 1.01 of Form SD.

Section 1 above provides a description of the types of products sold by the Company. As a preliminary step to the Company’s RCOI, the Company assessed which of these products contain Conflict Minerals, and which products containing Conflict Minerals fall within the scope of the Rule and would thus be included in the RCOI (the “Scoping Assessment”). The Company conducted detailed analyses of its products’ bills of materials and other available information on product composition to determine the Conflict Minerals content of its products. As a result of the Scoping Assessment, the Company determined that many of its products in the “Description of Primary Product Categories” set forth in the table above contain Conflict Minerals.

The Company then worked to link the Conflict Minerals components of the covered products to the suppliers of those components in order to identify suppliers that should be included in the RCOI process. For 2015, direct suppliers representing 100% of the Company’s total in-scope direct materials expenditures for 2014 were covered (“targeted suppliers”). The Conflict Minerals Policy includes the Company’s expectation that its suppliers provide information related to country of origin.

The Company developed a Conflict Minerals Reporting Tool (“CMRT”) to facilitate its RCOI with targeted suppliers. The CMRT is a tailored version of the Conflict Free Sourcing Initiative’s Conflict Minerals Reporting Template Version 4.01B. The Company utilized the services of a third party technology and services provider to issue the CMRT and to collect and track supplier responses thereto. To facilitate suppliers’ responses, the Company developed a web-based conflict minerals training program to educate targeted suppliers. The training program includes information on the Rule, as well as on the Company’s Conflict Minerals Policy and RCOI and due diligence processes. The Company requested each targeted supplier to participate in the training program; 100% of suppliers who provided a response to the CMRT participated in the training program, and a handful of suppliers who did not participate in the training program provided a response as well.

For 2015, the Company’s inquiry included 899 total targeted suppliers, and 427 of targeted suppliers, or 47%, submitted a complete response to the CMRT. This completion percentage is almost identical to the 48% completion percentage achieved in 2014, although there was a decrease in number of total targeted suppliers for 2015 (down from 1,241 for 2014), which was driven by several factors, including more precise identification of direct suppliers for issuance of the CMRT as well as the Company’s overall efforts to consolidate suppliers. Completed responses from targeted suppliers for 2015 accounted for $1.22 billion, or 66%, of the Company’s direct in-scope expenditures, as compared to $1.05 billion, or 71%, for 2014, reflecting greater total expenditures by the Company. These figures compare favorably to those for 2013, for which the Company received completed responses from 43% of the 336 targeted suppliers, accounting for $763 million, or 55%, of the Company’s total direct in scope expenditures for that year. If a targeted supplier did not provide a response to the CMRT, the Company made follow up requests to individual suppliers pursuant to an escalation process. Received supplier responses were reviewed for completeness and internal consistency. Supplier responses were also evaluated using a system of both automated and manual red flags; the Company conducted follow up with suppliers based on these red flags. Overall, responses were assigned a rating of low, medium, or high risk based on the contents and completeness of the response as well as the likelihood the supplier may be sourcing from the Covered Countries.

As a result of the Company’s RCOI, the Company has reason to believe that some suppliers in its supply chain of in-scope products or components of such products may be sourcing Conflict Minerals from Covered Countries. However, the Company was unable to determine the specific source of the Conflict Minerals due to insufficient information. Additionally, some suppliers have claimed the Conflict Minerals in their products comes from recycled or scrap sources, but they have not provided sufficient evidence to support their claim. Accordingly, the Company undertook the due diligence process described below.

3.	Design of Due Diligence Framework

The Company’s due diligence framework is based upon the framework set forth in the Organisation for Economic Co-operation and Development (OECD)’s 2013 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing, and the related Supplements for gold and for tin, tantalum and tungsten (collectively referred to herein as OECD Guidance).

4.	Due Diligence Performed

The Company’s due diligence activities are described below.

4.1.	Management Controls

The Company has established the following management controls as part of its Conflict Minerals program.

•	The Company has adopted a Conflict Minerals Policy, which is publicly available on its website at http://www.newellbrands.com/OurCompany/DoBusinessWithUs/ForOurSuppliers/Pages/BusinessEthics-NewellBrands.aspx#Minerals.

•	In 2013, the Company created an internal Conflict Minerals steering committee comprised of subject-matter experts from relevant functional areas within the Company. The steering committee was responsible for designing and implementing the Company’s Conflict Minerals compliance strategy. The ongoing Conflict Minerals compliance program is supported by compliance personnel in the Company’s sourcing function. The steering committee is periodically briefed on developments with respect to the program, including the results of the Company’s due diligence efforts.

•	The Company has developed a web-based Conflict Minerals training program to educate employees performing legal, supply chain, information technology, research and development, sales, and customer service functions within the Company. The training program includes information on the Rule, as well as on the Company’s Conflict Minerals Policy and RCOI and due diligence processes.

•	The Company has developed a web-based Conflict Minerals training program to educate its suppliers. The training program includes information on the Rule, as well as on the Company’s Conflict Minerals Policy and RCOI and due diligence processes. The Company requested each targeted supplier to participate in the training program. 100% of suppliers who provided a response to the CMRT participated in the training program, and a handful of suppliers who did not participate in the training program provided a response as well.

4.2.	Risk Identification

The Company has established and implemented the following program elements for identifying and assessing risk as part of its Conflict Minerals program.

•	The Company surveys suppliers annually about the potential use and origin of Conflict Minerals in their respective supply chains, including smelter information and chain of custody information.

•	The Company assesses survey responses using defined and documented red flags to identify sourcing and supplier risks. Supplier responses are reviewed for red flags against the risk assessment framework, and follow up, due diligence, and risk mitigation are completed as necessary. The Company also conducts smelter due diligence using defined and documented steps, which include comparing supplier-disclosed smelters against the CFSI’s Compliant Smelter List to confirm their existence and to determine whether they are certified as conflict-free.

4.3.	Risk Mitigation

The Company has developed and adopted a risk mitigation plan that includes the following elements.

•	The Company communicates with suppliers who do not satisfy the Company’s due diligence requests and encourages them to provide complete and accurate responses.

•	The Company reviews responses for changes in circumstances or information and reevaluates the need for, and conducts where warranted, a reevaluation of necessary follow up, due diligence, and/or risk mitigation activities.

4.4.	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Company does not have a direct relationship with Conflict Minerals smelters and refiners and does not perform or direct audits of these entities within its supply chain. The Company relies upon the smelter audit results published by the Conflict-Free Sourcing Initiative (CFSI), the London Bullion Market Association (LBMA), and the Responsible Jewellery Council (RJC).

4.5.	Report on supply chain due diligence

The Company has filed this Report with the SEC.

5.	Other Required Disclosures

5.1.	Efforts to determine the mine or location of origin

The due diligence described in Section 4 of this Report represents the Company’s efforts to identify country and mine of origin.

5.2.	Description of facilities used to process Conflict Minerals, if known

The Company requested smelter information, if known, from each targeted supplier, most of which do not source directly from smelters. The results of this request were almost identical to the results of the same request covering 2014. Only 16 targeted suppliers provided smelter information; responses to the CMRT received from these targeted suppliers identified 86 unique smelters which could be verified to exist (“valid smelters”). In addition, as of April 1, 2016, 26 of the valid smelters could be verified as certified conflict-free smelters using the CFSI’s Compliant Smelter Lists. The remaining respondents did not provide smelter information; further, responding suppliers often provided their responses at a company-wide level, rendering the Company unable to conclude whether Conflict Minerals from smelters that may have been identified were actually used in the Company’s in-scope products.

5.3.	Description of country of origin, if known

The Company requested country of origin information, if known, from each targeted supplier, most of which do not source directly from smelters, and also relied upon country of origin information provided by the CFSI, when available. Based on this information, the Company has reason to believe that some targeted suppliers may be sourcing Conflict Minerals from Covered Countries; however, the Company was unable to definitively identify the country of origin of the Conflict Minerals in its in-scope products due to the nature of targeted suppliers’ responses to the smelter of origin inquiry.

5.4.	Steps taken or to be taken to mitigate the risk that Conflict Minerals in the Company’s products benefit armed groups

The Company will implement enhancements to its Conflict Minerals program going forward, including the following:

•	Continued efforts to include requirements related to Conflict Minerals in contractual agreements and purchase orders with suppliers;

•	Continued efforts to train suppliers and to encourage them to adopt their own Conflict Minerals programs, including conflict-free sourcing; and

•	Engagement with any suppliers found to be supplying the Company with Conflict Minerals from sources that support conflict in the DRC or any adjoining country to explore alternative sources.

Given the Company’s remote position in the supply chain, the effectiveness of these enhancements is necessarily dependent on the cooperation of the Company’s manufacturers and suppliers.

5.5.	Description of undeterminable products

Due to a combination of incomplete and unconfirmed responses from certain targeted suppliers, or suppliers that did not respond to the CMRT, the Company has been unable to make a determination as to the source of Conflict Minerals present in its products.

In accordance with the SEC Statement, and as otherwise allowed under Rule 13p-1, this report has not been subject to an independent private sector audit.